                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (Mark One)

       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

       | |    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _____________ to _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                       c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Chicago Bridge & Iron Company, N.V.
                                Polarisavenue 31
                                2132 JH Hoofdorp
                                The Netherlands

CHICAGO BRIDGE & IRON
SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2000 and 1999
Together With Auditors' Report












Employer Identification Number 06-1477022
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the CHICAGO BRIDGE & IRON SAVINGS PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Chicago, Illinois
June 15, 2001

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)


                                                                                   2000             1999
                                                                                ------------     ------------
ASSETS:
    Investments (Note 3)                                                        $192,286,296     $199,188,429
    Receivables-
       Employer contribution                                                       4,251,957        3,970,718
       Assets from (Note 1)-
           Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan       20,612,835                -
           Matrix Engineering, Inc. Savings Plan                                  12,197,810                -
           A&B Builders, Inc. Savings Plan                                         1,605,671                -
           Callidus Technologies 401(k) Savings Plan                               7,448,534                -
                                                                                ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $238,403,103     $203,159,147
                                                                                ============     ============

         The accompanying notes to financial statements and supplemental schedule are an integral part of these statements.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)


ADDITIONS:
    Additions to net assets attributed to-
       Investment income-
           Net depreciation in fair value of investments (Note 3)           $ (12,143,651)
           Interest                                                               212,325
           Dividends                                                           12,221,601
                                                                            -------------
                     Total investment income                                      290,275
                                                                            -------------

       Contributions-
           Participant                                                          6,898,103
           Employer                                                             7,154,463
                                                                            -------------
                     Total contributions                                       14,052,566
                                                                            -------------

    Transfers in from (Note 1)-
       Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan        20,612,835
       Matrix Engineering, Inc. Savings Plan                                   12,197,810
       A&B Builders, Inc. Savings Plan                                          1,605,671
       Callidus Technologies 401(k) Savings Plan                                7,448,534
                                                                            -------------
                     Total transfers                                           41,864,850
                                                                            -------------
                     Total additions                                           56,207,691
                                                                            -------------

DEDUCTIONS:
    Deductions from net assets attributed to-
       Benefits paid to participants                                           20,957,123
       Administrative expenses (Note 4)                                             6,612
                                                                            -------------
                     Total deductions                                          20,963,735
                                                                            -------------
                     Net increase                                              35,243,956

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                         203,159,147
                                                                            -------------
    End of year                                                             $ 238,403,103
                                                                            =============

         The accompanying notes to financial statements and supplemental schedule are an integral part of this statement.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


             NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

     The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate. The Plan is an amendment and restatement, effective January 1, 1997, of the CBI 401(k) Pay Deferral Plan, sponsored prior to that date by Chi Bridge Holdings, Inc., a former affiliate of the Company. Effective January 1, 1997, that prior plan was merged with the CBI Hourly Employees' Savings Plan, a plan covering certain hourly paid employees of the Company. The merged plan was renamed and restated, and became sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective December 31, 2000, the following qualified defined contribution pension plans, Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, Matrix Engineering, Inc. Savings Plan, A&B Buildings, Inc. Savings Plan and Callidus Technologies 401(k) Savings Plan ("Merged Plans"), merged into this Plan.

     T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc ("RPS"). All of the investment options are managed by T. Rowe Price Associates, Inc. ("Associates"), except for the Stable Value Fund and the International Stock Fund, and certain guaranteed interest contracts ("GIC's") held for the former CBI Hourly Employees' Savings Plan. Those GIC's are held and managed by Principal Mutual Life Insurance Company, or one of its affiliates, pursuant to the GIC which was the underlying investment arrangement of that plan. (See the notes below on the Plan's investment options.) The Stable Value Fund, a common trust fund, is managed by the Trustee, an affiliate of Associates. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between Associates and Robert Fleming Holdings Ltd. of London.

     PARTICIPANT AND COMPANY CONTRIBUTIONS

     The Plan is a combination profit-sharing/401(k) voluntary salary deferral plan. The Company automatically contributes 5% of considered compensation, up to IRS limits on compensation, for each eligible participant following the end of the Plan year for which the contribution is made, or, for certain defined eligible hourly employees, $1.00 per hour worked, contributed at the time of each payroll for such employees throughout the year. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 17% compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

     The Company contributes a dollar-for-dollar match of the participants' annual 401(k) savings, up to the first 3% of the compensation that the participant elects to contribute.

     Effective with the merged plans and for purposes of contributions, the following apply:

     - For participants who formerly participated in the Howe-Baker Engineers, Inc. Employees' Profit-Sharing 401(k) Plan, the Company shall make a nondiscretionary contribution of 1% of compensation; shall make matching contributions of 15% of the first 6% of compensation; and may make discretionary Company contributions as determined each year.

     - For participants who formerly participated in the Matrix Engineering, Inc. Savings Plan or the A&B Builders, Inc. Savings Plan, the Company shall make no nondiscretionary contribution; shall make matching contributions of 30% of the first 6% of compensation; and may make discretionary Company contributions as determined each year.

     - For participants who formerly participated in the Callidus Technologies 401(k) Savings Plan, the Company shall make no nondiscretionary contribution; shall make matching contributions of 100% of the first 4% of compensation; and may make discretionary Company contributions as determined each year.

     INVESTMENT OPTIONS

     The Plan offers 15 different investment options: 11 mutual funds, 1 common stock fund, 1 stable value fund, 1 guaranteed interest fund and 1 Trade Link investment account investing in mutual funds beyond the trustee's family of funds.

     GIC'S

     Amounts that were invested, prior to January 1, 1997, in GIC's at Principal Mutual under the former CBI Hourly Employees' Savings Plan will remain so invested until the GIC matures or all of the respective participants elect to exchange GIC amounts for one of the above funds. No new contributions or transfers of account balances may be reinvested in GIC's. The last such GIC matured on December 31, 2000.

     VESTING

          NONMERGED PLANS

     Participants' interest in their accounts are fully vested at all times with regard to their voluntary deferrals, Company matching contributions and the Company contribution of $1.00 per hour for those affected hourly employees. Participants' interest in the Company's 5% annual contributions vest 100% after five years of service with the Company, which includes service prior to January 1, 1997. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

          MERGED PLANS

     All matching contributions and all nondiscretionary and discretionary Company contributions made to the Plan after December 31, 2000, shall be 100% vested upon a participant attaining five years of service. For this purpose, all service of participants prior to December 31, 2000, shall be credited under the Plan.

     PARTICIPANT LOANS

     Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000, from the vested portion of their accounts. No more than one loan may be outstanding from a participant's account at any time. Loans bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years; fifteen years for a principal residence loan. Any amount borrowed is deducted from the participant's total account balance, pro rata from the other funds in which the account is invested, and repayments of principal and interest are credited accordingly when and as repaid in the funds in which the participant's then-voluntary deferrals, if any, are being invested.

     PAYMENT OF BENEFITS

     Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

     FORFEITURES

     Forfeitures, representing the unvested portion of the Company's contributions, amounting to approximately $100,000 as of December 31, 2000, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments in Guaranteed Investment Contracts are also reported at fair value, as required by AICPA Statement of Position 94-4.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.


3.    INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                             DECEMBER 31
                                                     ------------------------------
                                                        2000                1999
                                                     -----------        -----------
          T. Rowe Price Balanced Fund                $38,835,869        $43,647,534
          T. Rowe Price Blue Chip Growth Fund         39,177,352         40,658,498
          T. Rowe Price Equity Income Fund            29,200,830         32,627,372
          T. Rowe Price Equity Index 500 Fund         21,265,146         25,877,456
          T. Rowe Price Prime Reserve Fund            12,516,146         13,226,128
          T. Rowe Price Stable Value Fund                      -         10,141,916
          T. Rowe Price New Horizons Fund                      -          5,473,670
                                                     ===========        ===========

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $12,143,651 as follows:

                    Mutual funds                    $(12,716,546)
                    Common stock                         572,895
                                                    ------------
                                                    $(12,143,651)
                                                    ============

     The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.   ADMINISTRATIVE EXPENSES

     Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.


5.   RELATED-PARTY TRANSACTIONS

     The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 2000, fees paid to the Trustee were $6,612.


6.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.


7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan was amended and restated as of January 1, 1997, subsequent to receiving the determination letter. However, the Plan administrator and tax counsel believe the Plan to be a qualified plan under
     Section 401(a) of the Code, and the related trust to be exempt from federal income tax under Section 501(a) of the Code. The plan administrator intends to file for a favorable determination letter with the Internal Revenue Service during 2001.

                                                                        SCHEDULE


                       CHICAGO BRIDGE & IRON SAVINGS PLAN


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                                DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)

      IDENTITY OF ISSUER, BORROWER,                                                                           CURRENT
         LESSOR OR SIMILAR PARTY                           DESCRIPTION OF INVESTMENT                           VALUE
---------------------------------------                --------------------------------                    --------------
Principal Mutual Life Insurance Company                Guaranteed Interest Fund--7 year                    $    3,032,454
                                                       Mutual funds-
*T. Rowe Price                                             Spectrum Income Fund                                 4,525,638
*T. Rowe Price                                             Balanced Fund                                       38,835,869
*T. Rowe Price                                             Blue Chip Growth Fund                               39,177,352
*T. Rowe Price                                             Equity Income Fund                                  29,200,830
*T. Rowe Price                                             Equity Index 500 Fund                               21,265,146
*T. Rowe Price                                             Prime Reserve Fund                                  12,516,146
*T. Rowe Price                                             International Stock Fund                             7,988,480
*T. Rowe Price                                             Spectrum Growth Fund                                 5,061,554
*T. Rowe Price                                             New Horizons Fund                                   10,182,175
*T. Rowe Price                                             Janus Fund                                           3,876,168
*T. Rowe Price                                             Small Cap Value Fund                                 1,012,854
*T. Rowe Price                                         Stable Value Fund                                       10,274,777
*T. Rowe Price                                         Trade Link Investments Account                             396,663
*Chicago Bridge & Iron Company N. V.                   Common stock                                             2,321,116
*Participant loans                                     Interest rates--7.5% to 12.5%                            2,619,074
                                                                                                             ------------
                                                                            Total                            $192,286,296
                                                                                                             ============

                        *Represents a party in interest.

         The accompanying notes to financial statements and supplemental schedule are an integral part of this schedule.

                                   SIGNATURE

       The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 25, 2001

                                         CHICAGO BRIDGE & IRON SAVINGS PLAN


                                         By: /s/ Robert G. Douglass
                                           -------------------------------------
                                                 Robert G. Douglass
                                                 Manager, Employee Benefits Plan

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the incorporation of our report dated June 15, 2001, included in this Form 11-K, into Chicago Bridge & Iron Company's previously filed Registration Statement File No. 001-12815.







Chicago, Illinois
June 28, 2001